
07005323


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH, D.C.
203
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III revised

SEC FILE NUMBER
8- 65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Securities of America, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Colony Point
(No. and Street)

Suwanee (City) Georgia (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metro Group, LLC
(Name – *if individual, state last, first, middle name*)

2300 Henderson Mill road (Address) Atlanta (City) Ga (State) 30345 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC, as of 1/31/07, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


J. Lauren Kitchens
My Commission Expires
Notary
Public
February 17, 2009
Fulton County

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENT

OF

PREMIER SECURITIES OF AMERICA, INC.

FOR THE YEARS ENDED

JANUARY 31, 2006 AND 2006

SEE ACCOMPANYING AUDITOR'S REPORT

TABLE OF CONTENTS


METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

We have audited the accompanying balance sheets of Premier Financial Securities of America, Inc., for the years ended January 31, 2007 and 2006, along with the related statements of income and retained earnings, and cash flows with supplemental schedule for the years then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the financial position of Premier Securities of America, Inc., as of January 31, 2007 and 2006, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Metro Group LLC

March 30, 2007

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

PREMIER SECURITIES OF AMERICA, INC

BALANCE SHEET

JANUARY 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 79,635	$ 106,055
Accounts receivable	118,832	122,324
Receivable -related parties	50,295	44,857
Prepaid expenses	1,519	90
Total Current Assets	250,281	273,327
FIXED ASSETS		
Furniture and office equipment	51,725	51,725
Accumulated depreciation	-42,626	-34,682
Total Fixed Assets	9,099	17,043
TOTAL ASSETS	$ 259,381	$ 290,370

LIABILITIES AND STOCKHOLDERS EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 59,263	$ 98,142
Total Other Current Liabilities	59,263	98,142
OTHER CURRENT LIABILITIES		
Deferred taxes	1,911	5,440
Total Other Current Liabilities	1,911	5,440
LONG TERM LIABILITIES		
Notes payable- net of current portion	45,000	45,333
Total Liabilities	106,174	148,915
STOCKHOLDERS EQUITY		
Capital stock	150,725	150,725
Retained earnings	2,481	-9,270
Total Stockholder's Equity	153,206	141,455
TOTAL LIABILTIES AND STOCKHOLDERS EQUITY	$ 259,381	$ 290,370

See accompanying notes and auditors report

PREMIER SECURITIES OF AMERICA, INC

Statement of Income and Retained Earnings for The Years Ended

JANUARY 31, 2007 AND 2006

	2007	2006
REVENUE	$ 617,016	$ 832,017
OPERATING EXPENSE	602,676	786,167
INCOME FROM OPERATIONS	14,340	45,850
OTHER INCOME /(EXPENSES)		
Interest Expense	-5,000	-4,621
Interest Income	1,303	1,015
Total Other Income/ (Expense)	-3,697	-3,606
INCOME BEFORE TAXES	10,643	42,244
PROVISION FOR INCOME TAXES	-1,108	8,867
NET INCOME AFTER TAXES	11,751	33,377
RETAINED EARNINGS , BEGINNING	-9,270	-42,647
RETAINED EARNINGS, ENDING	$ 2,481	$ (9,270)

See accompanying auditors' notes

PREMIER SECURITIES OF AMERICA, INC

Statement of Cash Flows for The Years Ended

JANUARY 31, 2007 AND 2006

	2007	2006
NET INCOME	11,751	33,377
CASH FLOWS FROM OPERATING ACTIVITIES		
Depreciation and amortization	7,944	7,944
(Increase) decrease in accounts receivable	3,492	(122,324)
(Increase) decrease in prepaid expenses	(1,429)	1,688
(Increase) decrease in other receivables	(5,437)	(945)
Increase (decrease) in accounts payable	(38,879)	87,253
Increase (decrease) in deferred taxes	(3,529)	8,867
Increase (decrease) in accrued expenses	-	(32,892)
Net cash provided(used in) operations	(37,838)	(50,409)
CASH FLOWS FROM FINANCING ACTIVITIES		
net borrowings on notes payable	(333)	333
net cash provided by (used in) financing activities	(333)	333
NET INCREASE (DECREASE) IN CASH	(26,420)	(16,699)
CASH- BEGINNING OF YEAR	106,055	122,753
CASH-END OF YEAR	79,635	106,054

See accompanying auditor's report

PREMIER SECURITIES OF AMERICA, INC

Schedule of Operating Expenses for The Years Ended

JANUARY 31, 2007 AND 2006

	2007	2006
Commission Expense	$ 443,672	$ 601,322
Payroll Expense	69,394	66,476
Professional fees	33,210	41,730
Rent expense	24,000	36,000
Licenses & permits	13,390	14,844
Depreciation	7,944	7,944
Travel & Entertainment	1,730	4,986
Webmail expense	3,037	4,847
Taxes other	3,032	3,924
Office supplies	504	2,041
Bank service charges	792	1,373
Postage & delivery	319	490
Telephone & utilities	0	130
Professional development	25	60
Insurance	1,626	0
Total Operating Expenses	$ 602,676	$ 786,167

PREMIER SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Premier Securities of America, Inc., (PSA), is a Georgia Corporation, formed in February 2003. PSA is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of.registered agents. PSA is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents, if any, include all highly liquid investments purchased with an original maturity of three months or less.

Trade accounts receivable

Trade accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Receivables- related parties

Receivables from related parties consist of related party transactions between the Corporation and David C. Carroll, an officer and director, of PSA Premier Financial of America, Inc .sister company of PSA The balance at January 31, 2007 and 2006 were $28,785 and $29,171 respectively.

	2007	2007
David C Carroll	$28,785	$29,171
PFA	21,510	15,686
Total	$59,263	$44,857

Prepaid expense

Prepaid expenses consist of the following:

January 31,	2007	2006
Deposits	$ 447	$ 51
Licensing	1,072	40
	$ 1,519	$ 91

Property & equipment

Equipment and office furniture are depreciated on a straight-line basis over the estimated useful life of the asset of 5-7 years. Equipment and office furniture are stated at cost, net of accumulated depreciation.

January 31,	2007	2006
Equipment	$ 9,700	$ 9,700
Furniture	42,025	42,025
Sub-total	51,725	51,725
Accumulated depreciation	-42,626	-34,682
Total	$ 9,099	$ 17,043

Taxes on Income

Income tax expense is as follows:

Year ended January 31,	2006	2006
Current:		
Federal:	$ 3,410	359
State:	1,364	143
Total current:	502	502
Deferred:		
Federal:	1,365	4,056
State:	546	1,623
	1,911	5,679
	$ 6,181	$ 6,181

The temporary differences that created deferred tax assets and liabilities, included in current assets and other liabilities are detailed as follows:

Year ended January 31,	2006	2005
Deferred tax liabilities:		
Depreciation	1,911	5,679
	$ 5,679	$ 5,679

Related party transactions

The Corporation obtains legal and non-audit accounting services from Steven G, Early, P.C., a Georgia professional corporation, which is owned by Steven G. Early, who is an officer and director of PSA. The fees paid for these services for the years ended January 31, 2006 and 2005 were $27,000 and $36,000 respectively.

The Corporation has been authorized by its board of directors to enter into loan agreements with its shareholders. The Corporation has a subordinated note payable with The Consortium Group, LLC, its sole shareholder, at an annual rate of 8% through March 31, 2007 increasing to 10% on April 1, 2006 through March 31, 2007.


METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

March 30, 2007

COMMUNICATION OF INTERNAL CONTROL MATTERS

To the Board of Directors
Premier Securities of America, Inc.
4600 Colony Point
Suwanee, GA 30024

In planning and performing our audit of the financial statements of Premier Securities of America, Inc., for the year ended January 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we did not note any matters involving the internal control structure and its operation that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

Metro Group LLC

Metro Group, LLC

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446


METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

We have examined the net capital calculation that was submitted as part of the FOCUS Report dated January 31, 2007 . The differences we found between that report and the accompanying calculation relate to depreciation , commissions receivable, the offsetting commissions payable and the corresponding deferred tax assets. As a group these differences do not have a material affect on the calculation of the net capital. As such we affirm that your calculation was materially correct.

Metro Group LLP

March 30, 2007

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

PSA NET CAPITAL CALCULATION
After Audit Adjustments

AS OF 01/31/07

TOTAL ASSETS	259,380.63
TOTAL LIABILITIES	106,174.69
NET WORTH	153,205.94

SUBORDINATED LOANS	45,000.00
ADJUSTMENTS	0.00
ADJUSTED NET WORTH	198,205.94
NON-ALLOWABLE ASSETS	86,672.74
TENTATIVE NET CAPITAL	111,533.20
HAIRCUTS	0.00
NET CAPITAL	111,533.20
MINIMUM NET CAPITAL REQUIRED	5,000.00
EXCESS NET CAPITAL	106,533.20

TOTAL AGGREGATE INDEBTEDNESS		61,174.69
AI/NC RATIOS		0.55

NON-ALLOWABLE ASSETS		
NON-ALLOWABLE COMMISSIONS RECEIVABLE-DUE OVER 60 DAYS		25,259.10
NON-ALLOWABLE COMMISSION RECEIVABLE-DUE OVER 12 MOS		0.00
COMMISSION ADVANCES TO REG REPS		0.00
LICENSING FEE RECEIVABLE GA SOS		0.00
BANK ERROR RECEIVABLE		500.00
CRD DEPOSITS		446.55
DEPOSITS, PREPAID EXPENSES & TAX TIMING DEFERRALS		
RR ADVANCES LICENSING		1,072.80
EMPLOYEE ADVANCES		28,784.96
INTERCOMPANY RECEIVABLE-NET OF IC PAYABLE		21,509.87
FURNITURE, FIXTURES & EQUIPMENT		51,725.00
ACCUMULATED DEPRECIATION- FF&E		-42,625.54
TOTAL NAA		86,672.74

AGGREGATE INDEBTEDNESS		
COMMISSIONS PAYABLE TO REPS		38,996.77
E & O WITHHOLDING PAYABLE		6,716.00
CRD FEES PAYABLE FOR RR LICENSING		-105.00
ACCOUNTS PAYABLE		13,655.92
DEFERRED UNEARNED COMMISSION INCOME		0.00
INTERCOMPANY PAYABLE		
DEFERRED TAXES PAYABLE		1,911.00
TOTAL AI		61,174.69

HAIRCUTS		
UNEARNED COMMISSION INCOME-NON-CURRENT DEFERRED		0
HAIRCUT PERCENT		1.00%
HAIRCUT DEFERRED COMMISSION INCOME-NON-CURRENT		0.00

NON-ALLOWABLE ASSETS (OFFSET BY RELATED LIABILITIES)		
COMMISSIONS RECEIVABLE IN 60 TO 365 DAYS		87,538.22
LESS:COMMISSIONS PAYABLE IN 60 TO 365 DAYS		62,279.12
NON-ALLOWABLE COMMISSIONS RECEIVABLE IN 12 MONTHS		25,259.10

END